Exhibit 99.3

Basic Information

Stock Option Exchange – Basic Information

We are sharing here some of the basic elements of the program (specific details will be provided when we commence the program):

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Option grants with a per share exercise price that is equal to or greater than the highest per share trading price of our common stock for the 52-week period immediately preceding the start of the option exchange will generally be eligible for exchange.

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Certain options will not be eligible for the exchange. Any options that you were granted less than a year prior to the commencement of the option exchange, or which have a remaining term of less than a year after the completion of the option exchange (based on their original terms) will not be eligible for exchange.

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All U.S.-based employees will be offered restricted stock units (RSUs) in exchange for underwater stock options (unless less than 100 new RSUs would be granted, as described below). Outside the U.S., we will follow local laws, with the goal of offering RSUs wherever practicable.

•	In certain countries, if less than 100 new RSUs would be granted to you in the exchange, instead of granting RSUs, we will make a cash payment to you if you elect to participate in the exchange.

•	Due to foreign and legal restrictions, the option exchange will not be made available in certain countries or will be structured as an exchange of options for a lesser number of new options.

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We will determine how many RSUs will be exchanged for the underwater stock options at the start of the exchange, taking into account factors that directly impact the value of the underwater options and the RSUs to be issued, including the option exercise price, our stock price at the start of the exchange and the volatility of our stock. The exchange ratios provided in our proxy statement were for illustrative purposes only, and may change based on the factors outlined above.

•	The new RSUs generally will vest at least 12 months later than the options for which they are exchanged.

•	All employees who hold eligible grants, excluding certain executive officers and members of our board, will generally be eligible to participate in the exchange.

Please review the details of the full proposal, which you can find in the proxy statement [link].

Now that we have received stockholder approval, we have until April 29, 2010, to begin the exchange. Timing will be based on a number of factors, including the 52-week high of our stock price and market conditions. Under the terms of the program, only options that have a grant price above the 52-week high stock price at the start of the option exchange are eligible for the exchange. For example, the 52-week high price as of April 29, 2009 (the date our stockholders approved the option exchange) is $31.93 per share, so only options at that price or higher would be eligible. However, delaying the exchange for a few months means the 52-week high will fall below $27 per share (assuming the stock does not go above $27 per share before then), resulting in additional option grants being eligible for the exchange. The timing of the exchange has not yet been determined but would not start any sooner than July 2009.

Our Stock Option Exchange Program FAQ [link] provides more details about the program. However, if you still have questions, please submit them through the special email box [link] we have set up. We’re committed to posting an updated FAQ with the most commonly asked questions by May 21.

Key legal disclosure

The option exchange described in this letter has not yet commenced. eBay will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, or SEC, upon the commencement of the option exchange. Persons who are eligible to participate in the option exchange should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the option exchange.

eBay stockholders and option holders will be able to obtain the written materials described above and other documents filed by eBay with the SEC free of charge from the SEC’s website at www.sec.gov. In addition, stockholders and option holders may obtain free copies of the documents filed by eBay with the SEC by directing a written request to: eBay Inc. 2145 Hamilton Avenue, San Jose, California 95125, Attention: Investor Relations.